

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 7, 2017

Shaike Orbach
President and Chief Executive Officer
Silicom Ltd.
14 Atir Yeda Street
Kfar Sava 4464323
Israel

> **Re:** **Silicom Ltd.**
> **Registration Statement on Form F-3**
> **Filed April 3, 2017**
> **File No. 333-217103**

Dear Mr. Orbach:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gabriel Eckstein at (202) 551-3286 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: David H. Schapiro, Adv.
        Yigal Arnon & Co.